United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

pORTILLO’S INC.

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 29, 2025

Dear fellow Portillo’s shareholders,

We write in reference to Proposal 4 on Portillo’s proxy statement—our proposal asking the company to give shareholders owning 15% of its stock the right to call a special meeting.

Although the Board opposes the proposal, we note that its own directors serve (or have served) companies that actively tout giving their shareholders the right to call special meetings.

In fact, with Portillo’s Board Chair (and governance committee member) Michael Miles on its board (and governance committee), Western Union touts that it gives shareholders the right to call special meetings at a 10% threshold as one of its “governance highlights.” This is, of course, an even lower threshold than the one requested by our proposal.

And with Portillo's director G.J. Hart on its board (and as its CEO), Red Robin says providing the ability for stockholders to call special meetings (also at a 10% threshold) is one of its “governance highlights.”

We believe our proposal is commonsense and that the benefits of its adoption are clear. Accordingly, we encourage you to vote “FOR” the proposal.

Thank you.

We’re not asking for and can’t accept your proxy. Please vote “FOR” Proposal 4.